UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934

Sandridge Energy Inc

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80007P869

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
x  Rule 13d-1(b)
¨  Rule 13d-1(c)
¨ Rule 13d-1(d)

* The Reporting Person may be deemed to be the beneficial owner of 1,200,000 shares, which amount includes 152,555 shares that the Reporting Person has the right to acquire upon conversion of 2,861,747 shares of Sandridge Energy Inc bonds with a maturity of 10/03/2020.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of shares of common stock (“Shares”) reported herein is 1,200,000, which constitutes approximately 5.8% of the 20,575,551 Shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all ownership percentages set forth herein assume that there are 20,575,551 Shares outstanding.

CUSIP No. 80007P869	13G

1.	NAMES OF REPORTING PERSONS Amalgamated Gadget, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,200,000*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,200,000*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The Shares are held by Amalgamated Gadget, L.P. (“Amalgamated”) for and on behalf of three funds, R2 Investments, LDC (“R2”) and its two wholly owned subsidiaries, R2 Top Hat, Ltd. and Q5-R5 Trading, Ltd., pursuant to an Investment Management Agreement. Pursuant to such agreement, Amalgamated has sole voting and dispositive power of such shares and such three funds have no beneficial ownership of such shares.

13G

Item 1(a). Name of Issuer.

Sandridge Energy Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices.

123 Robert S. Kerr Avenue, Oklahoma City, OK 73102-6406

Item 2(a). Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13G Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership (the “Reporting Person”). Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Scepter Holdings, Inc. a Texas corporation (“Scepter”), and Geoffrey P. Raynor (“Raynor”). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons” and individually an “Item 2 Person.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b). Address or Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Item 2 Persons is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c). Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d). Title of Class of Securities.

This Schedule 13G Statement relates to Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e). CUSIP No.

80007P869

Item 3.  Filing Pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

This statement is being filed pursuant to Rule 13d-1. An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership.

(a)-(b)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,200,000 Shares, which constitutes approximately 5.8% of the outstanding Shares.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,200,000 Shares, which constitutes approximately 5.8% of the outstanding Shares.

Raynor

Because of his position as the person who controls Scepter, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,200,000 Shares, which constitutes approximately 5.8% of the outstanding Shares.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Shares.

(c)

Reporting Person

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,200,000 Shares.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,200,000 Shares.

Raynor

As the person who controls Scepter, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,200,000 Shares.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

AMALGAMATED GADGET, L.P.

By: Scepter Holdings, Inc., its general partner

By: /S/ Brandon Teague

Brandon Teague, Director of Trading